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                          July 11, 2023

       Richard Grafmyre
       Chief Executive Officer
       Penns Woods Bancorp, Inc.
       300 Market Street, P.O. Box 967
       Williamsport, Pennsylvania 17703-0967

                                                        Re: Penns Woods
Bancorp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 29, 2023
                                                            File No. 333-273018

       Dear Richard Grafmyre:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              David W. Swartz